UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Ares Commercial Real Estate Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04013V108

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 04013V108

1	NAME OF REPORTING PERSON Canyon Capital Advisors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 95-4688436
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 562,912 (based upon conversion of bonds CUSIP 04013VAA6)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 562,912 (based upon conversion of bonds CUSIP 04013VAA6)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,912 (based upon conversion of bonds CUSIP 04013VAA6)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 04013V108

1	NAME OF REPORTING PERSON Mitchell R. Julis I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 562,912 (based upon conversion of bonds CUSIP 04013VAA6)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 562,912 (based upon conversion of bonds CUSIP 04013VAA6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,912 (based upon conversion of bonds CUSIP 04013VAA6)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 04013V108

1	NAME OF REPORTING PERSON Joshua S. Friedman I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 562,912 (based upon conversion of bonds CUSIP 04013VAA6)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 562,912 (based upon conversion of bonds CUSIP 04013VAA6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,912 (based upon conversion of bonds CUSIP 04013VAA6)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 04013V108

1	NAME OF REPORTING PERSON K. Robert Turner I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 562,912 (based upon conversion of bonds CUSIP 04013VAA6)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 562,912 (based upon conversion of bonds CUSIP 04013VAA6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,912 (based upon conversion of bonds CUSIP 04013VAA6)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.73%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 04013V108

ITEM 1(a).	NAME OF ISSUER:
Ares Commercial Real Estate Corporation
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
Two North LaSalle Street Suite 925 Chicago, IL United States
ITEM 2(a).	NAME OF PERSON FILING:
This Schedule 13G is being filed on behalf of the following persons*:
(i) Canyon Capital Advisors LLC (CCA)
(ii) Mitchell R. Julis
(iii) Joshua S. Friedman
(iv) K. Robert Turner

CCA is the investment advisor to the following persons:
(i) Canyon Capital Arbitrage Master Fund Ltd. ("CARB")

* Attached as Exhibit A is a copy of an agreement among the persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067 United States
ITEM 2(c).	CITIZENSHIP:
CCA: a Delaware limited liability company CARB: a Cayman Islands corporation Mitchell R. Julis: United States Joshua S. Friedman: United States Robert K. Turner United States
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock
ITEM 2(e).	CUSIP NUMBER:
04013V108
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
562,912 (based upon conversion of bonds CUSIP 04013VAA6)
	(b)	Percent of class:
5.73%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
562,912 (based upon conversion of bonds CUSIP 04013VAA6)
(ii) Shared power to vote or to direct the vote:
562,912 (based upon conversion of bonds CUSIP 04013VAA6)
(iii) Sole power to dispose or to direct the disposition of:
562,912 (based upon conversion of bonds CUSIP 04013VAA6)
(iv) Shared power to dispose or to direct the disposition of:

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
CCA is an investment advisor to various managed accounts noted above, including CARB, with the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of the securities held by, such managed accounts. Messrs. Julis, Friedman, and Turner control entities which own 100% of CCA.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
n/a
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
n/a
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
n/a
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2013

Date
Canyon Capital Advisors LLC
/s/ John H. Simpson

Signature
John H. Simpson, Chief Operating Officer

Name/Title

February 14, 2013

Date
Mitchell R. Julis
/s/ Mitchell R. Julis

Signature
Mitchell R. Julis,

Name/Title

February 14, 2013

Date
Joshua S. Friedman
/s/ Joshua S. Friedman

Signature
Joshua S. Friedman,

Name/Title

February 14, 2013

Date
K. Robert Turner
/s/K. Robert Turner

Signature
K. Robert Turner,

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 04013V108
EXHIBIT A

AGREEMENT REGARDING JOINT FILING

The undersigned hereby agree and consent to the joint filing on their behalf of this amendment to Schedule 13G in connection with their beneficial ownership of the common stock of Ares Commericial Real Estate.
Dated: February 14, 2013

CANYON CAPITAL ADVISORS LLC,
a Delaware limited liability company

By: /s/ John H. Simpson
Name: John H. Simpson
Title: Chief Operating Officer

JOSHUA S. FRIEDMAN
/s/ Joshua S. Friedman

MITCHELL R. JULIS
/s/ Mitchell R. Julis

K. ROBERT TURNER
/s/ K. Robert Turner